Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Waddell & Reed Financial, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-47567) on Form S-8 of Waddell & Reed Financial, Inc. of our report dated June 27, 2017, with respect to the statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental Schedule I — Schedule of Assets Held for Investment Purposes as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan.

/s/ KPMG LLP

Kansas City, Missouri
June 27, 2017